UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 9)

BECKMAN COULTER, INC.

(Name of Subject Company)

DJANET ACQUISITION CORP.

DANAHER CORPORATION

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

075811109

(Cusip Number of Class of Securities)

Jonathan P. Graham

Senior Vice President - General Counsel

James F. O’Reilly

Associate General Counsel and Secretary

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037-1701

(202) 828-0850

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Trevor S. Norwitz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019-6150

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,540,586,458.22	$759,362.09

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount is based on the offer to purchase all 78,330,377 outstanding shares of common stock of Beckman Coulter, Inc. (“Beckman Coulter”), calculated on a fully diluted basis per information provided by Beckman Coulter, at a purchase price of $83.50 cash per share, as of February 11, 2011, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00011610.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$759,362.09.	Filing Party:	Danaher Corporation and Djanet Acquisition Corp.
Form or Registration No.:	Schedule TO.	Date Filed:	February 15, 2011.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 9 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2011, as amended on March 2, 2011, March 9, 2011, March 23, 2011, April 18, 2011, April 20, 2011, May 31, 2011, June 16, 2011 and June 20, 2011, and is filed by (i) Djanet Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), and (ii) Danaher. The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Beckman Coulter, Inc., a Delaware corporation (“Beckman Coulter”), at a price of $83.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 15, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 5:00 p.m., New York City time, on Friday, June 24, 2011. According to Computershare Trust Company, N.A., the depositary for the Offer, as of 5:00 p.m., New York City time, on June 24, 2011, approximately 63,087,256 Shares were tendered pursuant to the Offer and not withdrawn, 4,646,009 of which were presented pursuant to notices of guaranteed delivery. Assuming all Shares tendered pursuant to guaranteed delivery procedures are delivered, approximately 88.08% of all outstanding Shares have been tendered (the percentage is 81.59% if guaranteed delivery Shares are not taken into account). Therefore, the Minimum Condition has been satisfied. Purchaser has accepted all tendered Shares for payment pursuant to the terms of the Offer and will promptly pay for such Shares.

On June 24, 2011, in addition to announcing the expiration and results of the Offer, Danaher announced in a press release that Purchaser has commenced a subsequent offering period for all remaining untendered Shares that will expire at midnight, New York City Time, at the end of Wednesday, June 29, 2011, unless extended. Purchaser will immediately accept and promptly pay the purchase price of $83.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes, for all Shares properly tendered during the subsequent offering period as they are tendered. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (i) Shares cannot be delivered by the guaranteed delivery procedure and (ii) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, Shares validly tendered during the subsequent offering period will be accepted for payment on a daily, “as tendered” basis and, accordingly, may not be withdrawn. Danaher and Purchaser reserve the right to extend the subsequent offering period in accordance with applicable law.

The full text of the press release issued by Danaher announcing the expiration and results of the Offer and commencement of the subsequent offering period is attached hereto as Exhibit (a)(5)(I) and is incorporated herein by reference.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

“(a)(5)(I)	Press Release issued by Danaher Corporation on June 24, 2011.”

2

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Djanet Acquisition Corp.

By:	/s/ Robert S. Lutz
Name: Robert S. Lutz
Title: Vice President, Treasurer and Secretary

Danaher Corporation

By:	/s/ Robert S. Lutz
Name: Robert S. Lutz
Title: Senior Vice President – Chief Accounting Officer

Date: June 24, 2011

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated February 15, 2011.*

(a)(1)(B)	Letter of Transmittal (including Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement dated February 15, 2011.*

(a)(5)(A)	Press Release issued by Danaher Corporation on February 7, 2011 (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Danaher Corporation on February 7, 2011).*

(a)(5)(B)	Transcript of Investor Call held February 7, 2011 regarding announcement of Merger Agreement (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Danaher Corporation on February 8, 2011).*

(a)(5)(C)	Investor Presentation (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Danaher Corporation on February 9, 2011).*

(a)(5)(D)	Joint Press Release issued by Danaher Corporation and Beckman Coulter, Inc. on March 9, 2011.*

(a)(5)(E)	Press Release issued by Danaher Corporation on March 22, 2011*

(a)(5)(F)	Press Release issued by Danaher Corporation on April 20, 2011*

(a)(5)(G)	Press Release issued by Danaher Corporation on May 31, 2011*

(a)(5)(H)	Press Release issued by Danaher Corporation on June 16, 2011*

(a)(5)(I)	Press Release issued by Danaher Corporation on June 24, 2011**

(b)(1)	Commercial Paper Dealer Agreement between Danaher Corporation, as Issuer, and Goldman, Sachs & Co., as Dealer, dated May 5, 2006 (incorporated in this Schedule TO by reference to Exhibit 10.22 to Danaher Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009 filed by Danaher Corporation on February 22, 2010).*

(b)(2)	Commercial Paper Issuing and Paying Agent Agreement by and between Danaher Corporation and Deutsche Bank Trust Company Americas, dated May 5, 2006 (incorporated in this Schedule TO by reference to Exhibit 10.23 to Danaher Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009 filed by Danaher Corporation on February 22, 2010).*

(b)(3)	Commercial Paper Dealer Agreement between Danaher Corporation, as Issuer, and Citigroup Global Markets Inc., as Dealer, dated November 6, 2006 (incorporated in this Schedule TO by reference to Exhibit 10.24 to Danaher Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009 filed by Danaher Corporation on February 22, 2010).*

(b)(4)	Credit Agreement, dated as of June 17, 2011, among Danaher Corporation, Morgan Stanley Senior Funding, Inc., as Administrative Agent, Morgan Stanley Senior Funding, Inc., Barclays Capital, Citigroup Global Markets Inc., and UBS Securities LLC, as Joint Lead Arrangers and Joint Book Managers, and the lenders referred to therein (incorporated in this Schedule TO by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Danaher Corporation on June 17, 2011).*

(b)(5)	Credit Agreement, dated as of April 25, 2006, among the lenders referred to therein, Banc of America Securities LLC and Citigroup Global Markets Inc. as Joint Lead Arrangers and Joint Book Managers, Bank of America, N.A., as Administrative Agent and Swing Line Lender, Citibank, N.A., as Syndication Agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, JPMorgan Chase Bank, N.A. and Wachovia Bank, National Association, as Documentation Agents (the “2006 Credit Agreement”) (incorporated in this Schedule TO by reference to Exhibit 10.20 to Danaher Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009 filed by Danaher Corporation on February 22, 2010).*

(b)(6)	First Amendment to the 2006 Credit Agreement (incorporated in this Schedule TO by reference to Exhibit 10.27 to Danaher Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007 filed by Danaher Corporation on February 21, 2008).*

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of February 6, 2011 among Danaher Corporation, Djanet Acquisition Corp. and Beckman Coulter, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Danaher Corporation on February 10, 2011).*

(d)(2)	Confidentiality Agreement dated as of November 16, 2010 between Beckman Coulter, Inc. and Danaher Corporation.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

**	Filed herewith.